EDAP TMS S.A. CONFIRMS STRONG 2004 REVENUE PERFORMANCE

-- HIFU with ABLATHERM Business Taking Off --

-- Four Consecutive Quarters with Steady Cash Position --

Lyon, January 14, 2005 - EDAP TMS S.A. (Nasdaq: EDAP), ahead of the release of its 2004 annual results scheduled for mid-March 2005, today confirms strong sales revenue growth and steady cash position for the full year of 2004.

The Company's expectations for the full year of 2004 are based on an over 20% increase in sales revenue, strengthened gross margins and significant expense reductions versus year 2003, aiming at positive operating income in both divisions.

This progression over year 2004 includes a dramatic approximate 140% increase in Ablatherm (devices and mobile business) sales which confirms the growing interest for HIFU for the treatment of localized prostate cancer. EDAP clinical and technological leadership in HIFU, with more that 6,000 treatments performed so far, strengthens its credibility and therefore reinforces this high growth business trend.

The Lithotripsy activity today definitely provides momentum for the overall Group business as it ensures a regular and steady business with predictable high margins and significant recurring service revenues. The Lithotripsy business was maintained over year 2004 on a very mature market, despite the strengthening of the Euro against the Japanese Yen and the US Dollar.

Group cash position remains strong at over Euros 9.3 million (USD 12.7 million) as of end of December 2004. This cash level was maintained throughout 2004.

Hugues de Bantel, Chief Executive Officer of EDAP TMS, commented: "We are pleased with our 2004 preliminary figures. The significant progression recorded on our Ablatherm® sales together with the dramatic increase in the number of patients treated with HIFU confirm the high growth opportunity of the HIFU with Ablatherm business. EDAP's current successful experience in developing and controlling its lithotripsy sales and service business will pave the way in setting-up the HIFU with Ablatherm® business model. We look forward to reporting further on our 2004 results later in March."

EDAP TMS S.A. is the global leader in the development, production, marketing and distribution of a portfolio of minimally invasive medical devices primarily for the treatment of urological diseases. The Company currently develops and markets Ablatherm for the minimally invasive treatment of localized prostate cancer, using High Intensity Focused Ultrasound (HIFU), through its HIFU Division; it is also developing this technology for the treatment of certain other types of tumors. EDAP TMS S.A. also produces and commercializes medical equipment for treatment of urinary tract stones using Extra-corporeal Shockwave Lithotripsy (ESWL), via its Urology Devices and Services (UDS) Division.

This press release contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These include statements regarding the Company's growth and expansion plans. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission.